Exhibit 4.90

STRICTLY PRIVATE & CONFIDENTIAL
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CONTENTS

1.
DEFINITIONS.................................................................................................................................... PAGE 3
2.
APPOINTMENT/EMPLOYMENT ................................................................................................... PAGE 5
3.
DUTIES ................................................................................................................................................ PAGE 6
4.
REMUNERATION PACKAGE......................................................................................................... PAGE 7
5.
HOME & CELLULAR TELEPHONE AND SECURITY ............................................................. PAGE 8
6.
BONUS SCHEME ............................................................................................................................... PAGE 9
7.
LEAVE ................................................................................................................................................ PAGE 10
8.
SICK LEAVE AND INCAPACITY................................................................................................. PAGE 11
9.
INSURANCE COVER ..................................................................................................................... PAGE 11
10.
BREACH ............................................................................................................................................ PAGE 12
11.
RESTRAINT AGREEMENT .......................................................................................................... PAGE 13
12.
DISPUTES.......................................................................................................................................... PAGE 13
13.
APPLICATION OF PROVISIONS OF COMPANY PROCEDURES....................................... PAGE 14
14.
TERMINATION............................................................................................................................... PAGE 14
15.
ELIGIBLE TRANSACTION ......................................................................................................... PAGE 15
16.
THE RIGHT OF THE EXECUTIVE TO TERMINATE THIS
AGREEMENT FOR AN ELIGIBLE TRANSACTION ............................................................. PAGE 15
17.
ELIGIBLE TERMINATION ......................................................................................................... PAGE 16
18.
BENEFITS PAYABLE FOR AN ELIGIBLE TERMINATION................................................ PAGE 16
19.
THE RIGHT OF THE COMPANY TO ASSIGN THIS AGREEMENT .................................. PAGE 16
20.
DIRECTORSHIPS .......................................................................................................................... PAGE 17
21.
GENERAL........................................................................................................................................ PAGE 17
22.
STATUS OF THIS AGREEMENT................................................................................................ PAGE 17
23.
DOMICILIUM CITANDI ET EXECUTANDI........................................................................... PAGE 17

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AGREEMENT
BETWEEN
DRDGOLD LIMITED
(
A COMPANY DULY INCORPORATED UNDER THE
C
OMPANIES
A
CT
, 1973,
REGISTRATION NUMBER
1895/00926/06)
(
HEREINAFTER CALLED
“THE COMPANY”)
AND
JOHN WILLIAM CORNELIUS SAYERS
(D
ATE OF
B
IRTH
17.03.1946 )
(
HEREINAFTER CALLED
“THE EXECUTIVE”)
PREAMBLE
THE EXECUTIVE and THE COMPANY wish to enter into an agreement to regulate the relationship between THE
EXECUTIVE and THE COMPANY.
NOW THEREFORE THE PARTIES AGREE THAT:-
1.
DEFINITIONS
For the purposes of this Agreement, unless the context indicates otherwise, the Parties defined in the heading of this Agreement shall retain such definitions and the words and expressions set out below shall have the meaning assigned to them, namely:-
1.1 “Auditors” Means the auditors of THE COMPANY for the time being;
1.2 “Board” Means the board of directors of THE COMPANY for the time being;

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1.3
“Business” Means the business of the Group of mining and exploration of gold and other minerals and metals;
1.4 “Closing Date” In relation to an Eligible Transaction, means the date on which the
Eligible Transaction, having become wholly unconditional, is actually carried into effect and implemented in accordance with its terms so that the Eligible Transaction ceases to be executory;
1.5 “Code” Means the Securities Regulation Code promulgated in terms of section 440(C)(5) of the Companies Act;
1.6 “Commence-/Engagement Date”
Means the 1 September 2005;
1.7 “Companies Act” Means the Companies Act, 1973 (as amended);
1.8 “the Company” Means DRDGOLD LIMITED, a company duly incorporated under the Companies Act, 1973, Reg ? 1895/00926/06;
1.9 “Confidential Information” Means all information which may be imparted in confidence or is of a confidential nature relating to the Group, including without being limited to business plans, trade secrets, financial information, technical information and/or commercial information;
1.10 “Documents” Means documents of any nature, including disks, notebooks, tapes or any other medium, whether or not eye-readable, on which
information may be recorded from time to time;
1.11 “Eligible Termination” Means a termination of this Agreement as contemplated in clause 17;
1.12 “Eligible Transaction”” Means an “Eligible Transaction” as defined in clause 15;
1.13 “the Executive”
Means John William Cornelius Sayers;
1.14 “Financial Year” Means the financial year of THE COMPANY as determined by it from time to time;
1.15 “Group Life Assurance Scheme"
Means the “Group Life Assurance Scheme” as defined in clause 9;
1.16 “Labour Laws” Means the Labour Relations Act, 1995 and the Basic Conditions of
Employment Act, 1997, as amended from time to time, and the
South African common law;

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1.17
“Group” Means THE COMPANY and all its Subsidiaries;
1.18 “Group Remuneration Committee” Means the committee of directors of the Company or of directors of companies within the Group who constitute a committee for the purposes of determining the remuneration of executives employed by companies within the Group:
1.19 “Parties” Means the Parties to this Agreement;
1.20 “Remuneration Package” Means, in relation to each year, the aggregate of all amounts payable by THE COMPANY to and on behalf of THE
EXECUTIVE for the calendar year in question as a fee for all the services rendered by THE EXECUTIVE to THE COMPANY and
the Group during the calendar year in question as is more fully set out in clause 4.1;
1.21 “Restraint Agreement” Means the Restraint of Trade Agreement entered into between the
Parties;
1.22 “Subsidiary” Shall have the meaning assigned to it in the Companies Act, 1973;
as amended from time to time;
1.23 “Termination Effective Date” Means the date on which this Agreement terminates pursuant to an
Eligible Termination; and
1.24 "this Agreement" Means this Agreement and all its appendices, which shall form part of it.
2.
APPOINTMENT/EMPLOYMENT
2.1
THE EXECUTIVE is appointed as Chief Financial Officer.
2.2 Notwithstanding the provisions of this Agreement or any other agreement entered into between the Parties, the employment of THE EXECUTUVE as an employee of THE COMPANY shall be deemed to have commenced on the Commencement Date.
2.3
Subject to clauses 8, 10 and 16, this Agreement, which period shall be deemed to have commenced on 1
September 2005, shall continue for a period of 2 (two) years provided that:-
2.3.1 either party may be entitled to cancel the agreement on 6 (six) months’ written notice; and
2.3.2 in the event of a termination based on the operational requirements of THE COMPANY, THE COMPANY may with due regard to the provisions of the Labour Laws terminate the services of THE EXECUTIVE.

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2.4
The provisions of clause 2.3 to 2.3.2 shall not in any way limit or inhibit THE COMPANY’s rights to rely and to act on (including the right to terminate this agreement) for reasons based on breach of this Agreement, or based on the conduct or the capacity of THE EXECUTIVE.
3.
DUTIES
3.1 THE EXECUTIVE shall:-
3.1.1 carry out such duties and exercise such powers in relation to THE COMPANY and the Group as the Board shall from time to time assign to or vest in him/her;
3.1.2 in the discharge of such duties and in the exercise of such powers referred to in clause 3.1.1, observe and comply with all resolutions, regulations and directives from time to time made or given by the Board;
3.1.3 use his/her best endeavours properly to conduct, improve, extend, develop, promote, protect and preserve the business interests, reputation and goodwill of THE COMPANY and the Group and not do anything which is harmful to it; and
3.1.4 not be in the employment of any other employer other than within the Group.
3.2 It shall be part of the normal duties of THE EXECUTIVE at all times to consider in what manner and by what new methods or devices the products, services, processes, equipment or systems of THE COMPANY or
Group might be improved, and promptly to give to the Company Secretary of THE COMPANY full details of any invention or improvement which he may from time to time make or discover in the course of his duties, and to further the interest of THE COMPANY and the Group in this regard. THE EXECUTIVE acknowledges that any invention or improvement referred to in this clause 3.2 shall be the property of THE
COMPANY or the relevant entity within the Group and THE EXECUTIVE shall take all steps as may be necessary and reasonably required by THE COMPANY or relevant entity within the Group, at the sole expense of THE COMPANY or relevant entity within the Group, to procure that THE COMPANY or relevant entity obtains complete and exclusive legal title to any such invention or improvement.
3.3 It is specifically recorded and agreed that due to the changing nature of the Group and the evolving nature of its business interests, it may be necessary to assign additional duties to THE EXECUTIVE as envisaged in clause 3.1 above or to re-assign those duties from THE EXECUTIVE to other persons from time to time and to add to and delete responsibilities of THE EXECUTIVE from time to time. The Parties agree that this flexible work requirement is part of the Contract of Employment and amendments as envisaged can be made within the terms of the Agreement without constituting a breach.
3.4 THE EXECUTIVE shall not, either during his/her employment within the Group or thereafter, use or disclose or attempt to use or disclose to any third parties any Confidential Information.
3.5 THE EXECUTIVE shall promptly whenever so requested by THE COMPANY and, in any event, upon the

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termination of his/her appointment with THE COMPANY, deliver to THE COMPANY all lists of clients or customers, correspondence and all other Documents, papers and records which may have been prepared by him/her or have come into his possession in the course of his/her affiliation with THE COMPANY, and THE
EXECUTIVE shall not be entitled to and shall not retain any copies thereof. THE EXECUTIVE acknowledges that all title and copyright in the Confidential Information and Documents shall vest in THE
COMPANY.
4.
REMUNERATION PACKAGE
4.1 THE EXECUTIVE shall, with effect from the Commencement Date, be entitled to a gross all-inclusive remuneration package of R2,000,000.00 (Two Million Rand) per annum, paid in 12 (twelve) equal instalments monthly in arrears, for all the services to be rendered by him in terms of this Agreement.
4.2 THE EXECUTIVE will be responsible for all personal income tax obligations.
4.3 The Remuneration Package referred to in clause 4.1 above, includes:-
4.3.1 any allowances for vehicles, water, electricity, entertainment, subsistence and accommodation to which THE
EXECUTIVE is entitled in accordance with the policies of THE COMPANY from time to time and as agreed with THE COMPANY from time to time, including any business travel in a private vehicle;
4.3.2 all contributions by THE COMPANY to the pension or provident fund of which THE EXECUTIVE is a member, made in accordance with the relevant rules of the fund in question; and
4.3.3 all contributions by THE COMPANY to the Medical Aid Scheme of which THE EXECUTIVE and his dependants are members.
4.4 Notwithstanding anything to the contrary, the payment by THE COMPANY of the premiums on behalf of
THE EXECUTIVE for the Group Life Assurance Scheme as referred to in clause 9, shall not constitute part of the Remuneration Package.
4.5 THE COMPANY will refund, or will procure the refunding, to THE EXECUTIVE of all reasonable expenses properly incurred by him in performing his duties under this Agreement in accordance with
Company policy. This will include expenses related to entertainment and travelling. THE COMPANY required THE EXECUTIVE to submit official receipts or other documents as proof that he has incurred any expenses he claims.
4.6 THE COMPANY undertakes to reimburse the following costs to be incurred by THE EXECUTIVE for the benefit of THE COMPANY:-
4.6.1 membership subscriptions payable by THE EXECUTIVE for membership of relevant work related associations and/or societies approved in writing in advance by THE COMPANY and of which THE
EXECUTIVE is a member by virtue of his/her employment with THE COMPANY;

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4.6.2
in light of THE COMPANY requiring THE EXECUTIVE to be a member of 1 (one) or more clubs, the annual membership fees payable by THE EXECUTIVE of any 2 (two) such clubs which will be subject to the normal fringe benefits tax payable in terms of the relevant tax legislation; and
4.6.3 any cost of insurance cover for any 2 (two) of the motor vehicles owned by THE EXECUTIVE during the term of this Agreement which will be subject to the normal fringe benefits payable in terms of the relevant legislation.
4.7 THE EXECUTIVE shall be entitled to use any travel miles allocated on any business credit cards and flying membership cards issued to him/her by THE COMPANY for his/her family and personal use.
4.8 THE COMPANY will require THE EXECUTIVE to undergo a medical examination at the cost of THE
COMPANY on an annual basis and THE EXECUTIVE agrees to give effect to this requirement.
4.9 The date of payment of the salary portion of the Remuneration Package of THE EXECUTIVE shall be the
25
th
day of each calendar month.
5.
HOME & CELLULAR TELEPHONE AND SECURITY
5.1 It is recorded that THE COMPANY requires that THE EXECUTIVE maintain an adequately furnished study or work area at his residences for the purpose of business meetings, out of hours work and work preparation, reading and study. It is further recorded that THE EXECUTIVE is, at all times, required to remain in communication with the office, other offices of THE COMPANY world wide, colleagues, stock exchanges on which THE COMPANY is listed and shareholders, both during and after business hours. Access to a home and cellular telephone would facilitate this communication and is regarded by THE COMPANY as being in the interests of its business. Accordingly, THE COMPANY undertakes that:-
5.1.1 it shall provide and bear all costs of telephones at the residences of THE EXECUTIVE;
5.1.2 THE EXECUTIVE will be issued with a cellular telephone which can be used for personal and business purposes and the monthly costs of this cellular phone and the installation of car kits and other costs incurred on this cellular telephone, shall be for the account of THE COMPANY; and
5.1.3 THE COMPANY shall at its own cost provide appropriate security and security services at 1 (one) residential premises within South Africa nominated by THE EXECUTIVE for term of contract.
5.2 For the purposes of this clause “appropriate security” shall include at least an appropriate alarm, motion detectors, lighting, electric fencing, gates, provision of 24 (twenty four) hour a day, 7 (seven) days a week, armed security at the premises, alarm monitoring with armed response.

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6.
BONUS SCHEME
In addition to the Remuneration Package and other benefits stipulated in this Agreement, THE EXECUTIVE shall be eligible for the bonuses set out in this clause subject to the conditions set out herein.
6.1 THE EXECUTIVE shall be entitled to bonuses to be determined with reference to targets set in terms of key performance indicators. Such key performance indicators shall be:-
6.1.1 share price versus gold index;
6.1.2 gold production versus budget;
6.1.3 costs versus CPI;
6.1.4 growth;
6.1.5 safety; and
6.1.6 special projects.
6.2 Should THE EXECUTIVE meet all the targets set in terms of the key performance indicators as determined by the Board, bonuses shall be calculated and be payable in respect of 2 (two) annual bonus cycles, i.e.
6.2.1 receive up to 50% (fifty percent) of his Remuneration Package within 30 (thirty) business days of the end of the first annual cycle commencing on the Commencement Date; and
6.2.2 receive payment of up to 75% (seventy five percent) of THE EXECUTIVE’s Remuneration Package at the end of the second annual bonus cycle.
6.3 Should THE EXECUTIVE not fully meet all the targets set in terms of the key performance indicators as agreed, he shall be entitled to such lesser bonus as determined by the Group Remuneration Committee. The bonus will be determined with reference to the extent that the targets have been met.
6.4 Prior to THE EXECUTIVE meeting the key performance criteria as referred to in clause 6.1, THE
EXECUTIVE shall have no entitlement or right to receive a bonus.
6.5 The bonuses referred to in clause 6 shall be paid in the following manner:-
6.5.1 THE COMPANY shall pay to THE EXECUTIVE the amount due to THE EXECUTIVE in respect of each bonus cycle less 25% (twenty five percent) of that amount;
6.5.2 an amount equivalent to the amount deducted in terms of clause 6.6.1 shall be retained by THE COMPANY for the benefit of THE EXECUTIVE; and

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6.5.3
THE EXECUTIVE shall, provided that THE EXECUTIVE meets the targets agreed with the Group
Remuneration Committee and accordingly qualifies for a bonus during the next bonus cycle, be entitled to receive payment of the amount retained by THE COMPANY during the previous bonus cycle.
6.6 Notwithstanding the above, if this Agreement is not extended or renewed, any bonus payable in respect of the final bonus cycle shall be payable in full within 30 (thirty) business days of the end of the final bonus cycle.
6.7 The provisions of this clause 6 shall be applicable to each bonus cycle.
7.
LEAVE
7.1 THE EXECUTIVE shall be entitled to 30 (thirty) working days’ paid leave in each successive period of
12 (twelve) months of work commencing on the Commencement Date.
7.2 With affect from the Commencement Date, THE EXECUTIVE shall not be entitled to accumulate any further working days’ leave not taken, unless the Board has specifically requested THE EXECUTIVE in writing not to take leave in such year. Any leave not taken will be converted into cash annually on 1 July of each year and be payable to THE EXECUTIVE. Accumulated leave will not be allowed to be carried forward without the prior approval of the Chief Executive Officer of THE COMPANY.
8.
SICK LEAVE AND INCAPACITY
8.1 THE EXECUTIVE will be entitled to 12 (twelve) days’ paid sick leave per annum accumulated to 24 (twenty four) days over a period of 24 (twenty four) months commencing on the Commencement Date.
8.2 If THE EXECUTIVE is at any time prevented by illness, injury, accident or any other circumstances beyond his/her control from discharging his/her full duties under this Agreement (hereafter referred to as
“incapacity”) for a total of 180 (one hundred and eighty) or more days in any 12 (twelve) consecutive calendar months’ cycle commencing on the Commencement Date, THE COMPANY may, by giving 1 (one)
month’s written notice of termination to THE EXECUTIVE, terminate this Agreement, in which event THE
EXECUTIVE shall be paid an amount equal to half his Remuneration Package calculated on the basis of the
Remuneration Package payable to THE EXECUTIVE on the date of termination of employment.
Notwithstanding the incapacity and absence from work, THE COMPANY shall be required to pay THE
EXECUTIVE his full remuneration during any period of absence from work prior to termination of employment in terms of this clause.
9.
INSURANCE COVER

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9.1
THE COMPANY will apply for and maintain a reasonable level of Directors’ and Officers’ Liability
Insurance, with THE EXECUTIVE covered as an insured and THE COMPANY will maintain, at its expense, the same cover for THE EXECUTIVE for a period of 7 (seven) years after termination of this Agreement by either party for any reason whatsoever.
9.2 THE COMPANY undertakes to pay on the behalf of THE EXECUTIVE the premiums payable by THE
EXECUTIVE under the Group Life Scheme of THE COMPANY. The cover under the Group Life
Assurance Scheme shall include temporary and permanent disability and trauma insurance. The Life
Assurance cover for THE EXECUTIVE will be an amount equivalent to 4 (four) years’ gross annual
Remuneration Package of THE EXECUTIVE calculated on the basis of the Remuneration Package payable to THE EXECUTIVE at the date of his death.
9.3 On termination of this Agreement, for whatsoever reason by either THE COMPANY or THE EXECUTIVE,
THE EXECUTIVE shall, subject to the rules of the Group Life Scheme, be entitled to remain a member of the Group Life Scheme and to enjoy the same benefits and coverage as those he enjoyed immediately prior to the termination of employment. The benefits and coverage shall be based on the Remuneration Package that
THE EXECUTIVE received immediately prior to the date of termination of employment. THE COMPANY shall pay all premiums and contributions payable to maintain such membership and coverage for a period of
5 (five) years calculated from the date of termination of this Agreement. Should THE EXECUTIVE, as a result of the termination of his employment, not be entitled to retain the benefits and coverage contained in the Group Life Scheme, and he decides to exercise the right to effect whole life or endowment insurance as envisaged in clause 4 of the Group Life Scheme, all premiums and contributions for such benefits and coverage shall be borne by THE COMPANY for a period of 5 (five) years calculated from the date of the termination of this Agreement. THE COMPANY shall take all such steps, and provide all such assistance, as may be necessary to ensure that THE EXECUTIVE is entitled to exercise his rights in terms of this clause.
For the purposes of this clause 9.3 the Group Life Scheme is the Sanlam Scheme ? 18740 (Policy ?
18681100X6) or any other similar scheme that is in effect at the date of termination of employment.
9.4 THE COMPANY undertakes:-
9.4.1 in the event of THE EXECUTIVE not being an employee as defined in the Compensation for Occupational
Injuries and Diseases Act 130 of 1993 (as amended), to insure THE EXECUTIVE with the Rand Mutual
Assurance Limited or any other insurance company against risk, death, permanent disablement or temporary disablement caused by an accident arising out of and in the course of his employment; and
9.4.2 to keep the policy of insurance referred to in clause 9.4.1 in force and pay the premiums thereon on time, and
THE EXECUTIVE agrees that the amount payable under the said policy of insurance shall be taken and deemed to be and represent the total and entire claim, demand and right of action of THE EXECUTIVE , his executors or administrators or legal representatives or assigns against THE COMPANY or its employees for damages or compensation for injury suffered by THE EXECUTIVE as a result of the negligence of THE
COMPANY or its employees or otherwise and the payment of the said compensation in terms of the said policy of insurance shall free and discharge any claim or liability in respect of THE COMPANY and its

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employees of and from all and any claim of liability in respect of such injury, and to waive any right of claiming on THE COMPANY or its employees for any compensation other than that which he is entitled to recover under the said policy of insurance effected by THE COMPANY.
10.
BREACH
Notwithstanding any provision to the contrary, this Agreement may be terminated by THE COMPANY with or without notice if THE EXECUTIVE:-
10.1 commits any serious or persistent breach of any of the provisions contained in this Agreement, provided that the inability of THE EXECUTIVE to perform his duties due to incapacity as envisaged in clause 8 shall not constitute a breach of contract for the purposes of this Agreement;
10.2 is found guilty of theft, fraud or any gross irregularity; or
10.3 is found guilty of gross misconduct, serious malperformance or wilful neglect in the discharge of his duties whether in terms of this Agreement or in terms of any other Agreement between THE EXECUTIVE and a member of the Group.
11.
RESTRAINT AGREEMENT
It is recorded that the Parties have entered into a Restraint Agreement with the Group.
12.
DISPUTES
12.1 In the event that any dispute arises out of the interpretation, application or termination of this Agreement or in the event that any dispute arises out of any alleged unfair dismissal or unfair labour practice as defined in the Labour Relations Laws, the Parties shall refer such dispute to private arbitration in accordance with the provisions of this clause.
12.2 The arbitration shall be conducted by an arbitrator selected by agreement from the panel of arbitrators of
AMSSA (The Arbitration and Mediation Services of South Africa) or the labour panel of AFSA (Arbitration
Foundation of Southern Africa). The date of the arbitration will be mutually agreed upon by the Parties. In the event that the Parties are unable to mutually agree upon the arbitrator and a date for the arbitration within
10 (ten) days of the dispute arising, then the director of AMSSA will be asked to appoint a suitable arbitrator and nominate a date for the hearing of the arbitration.
12.3 The arbitration shall be conducted by an arbitrator selected by agreement from the panel of arbitrators of

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AMSSA (The Arbitration and Mediation Services of South Africa) or the labour panel of AFSA (Arbitration
Foundation of Southern Africa). The date of the arbitration will be mutually agreed upon by the Parties. In the event that the Parties are unable to mutually agree upon the arbitrator and a date for the arbitration within
10 (ten) days of the dispute arising, then the director of AMSSA will be asked to appoint a suitable arbitrator and nominate a date for the hearing of the arbitration.
12.4 The arbitrator will be entitled to determine the appropriate procedure for determining the dispute.
12.5 The costs of the arbitrator will be borne equally by THE EXECUTIVE and THE COMPANY.
12.6 The finding of the arbitrator will be final and binding on the Parties.
12.7 The Parties record that:-
12.7.1 it is the desire of both parties that any dispute which may arise as envisaged in clause 12.1 is to be determined by private arbitration;
12.7.2 neither party will refer any such dispute to arbitration or adjudication before the CCMA; and
12.7.3 the jurisdiction of the CCMA to adjudicate any such dispute is by mutual agreement between the parties expressly concluded.
13.
APPLICATION OF PROVISIONS OF COMPANY PROCEDURES
13.1 THE EXECUTIVE’s entitlement to any benefit other than those recorded in this Agreement shall be governed by the appropriate procedure manuals of THE COMPANY in force at any given time.
13.2 THE COMPANY is entitled from time to time to amend the terms and conditions of its Company procedure manuals.
13.3 In the event of a conflict between the provisions of company procedure manuals and the provisions of this
Agreement, the provisions of this Agreement shall prevail.
14.
TERMINATION
14.1 Notwithstanding any provision to the contrary, this Agreement may be terminated by THE COMPANY with or without notice if THE EXECUTIVE:-
14.1.1 commits any serious and/or persistent breach of any of the provisions contained in this Agreement;
14.1.2 is found guilty of theft, fraud or any gross irregularities; or

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14.1.3
is found guilty of gross misconduct or wilful neglect in the discharge of his duties.
14.2 If THE EXECUTIVE:-
14.2.1 resigns as an Employee of THE COMPANY, this Agreement may be terminated by THE COMPANY and the normal rules of resignation applicable to employees of THE COMPANY will apply;
14.2.2 is sequestrated, this Agreement shall be terminated by THE COMPANY and the normal rules of THE
COMPANY applicable to retrenchments will apply; or
14.2.3 dies, this Agreement may be terminated subject to the provisions of clause 9 and any other applicable provision of this Agreement.
14.3 THE COMPANY’s right to terminate this Agreement shall be subject to the applicable provisions in the
Labour Laws as may apply from time to time.
15.
ELIGIBLE TRANSACTION
For the purposes of this Agreement an “Eligible Transaction” means any agreement, including any agreement forming part of a series of other agreements, which either by itself or together with any of the other agreements, constitutes or results in a transaction involving a change of control of THE COMPANY, of a kind which falls within the ambit of clause 1(a) of the definition of “affected transaction” in Section B of the
Code, read with clause 5 of the same Section of the Code.
16.
THE RIGHT OF THE EXECUTIVE TO TERMINATE THIS AGREEMENT FOR AN ELIGIBLE
TRANSACTION
If an Eligible Transaction is duly entered into, THE EXECUTIVE shall be entitled to terminate this
Agreement, subject to the following provisions:-
16.1 THE EXECUTIVE may exercise this right of termination by giving written notice to this effect to THE
COMPANY at any time from the date on which the announcement of a firm intention to make an offer in respect of the Eligible Transaction, as contemplated in Rule 2.3 of Section D of the Code (“the
Announcement Date”), is made in accordance with the requirements of the Code, until the Closing Date of that Eligible Transaction;
16.2 any notice of termination given by THE EXECUTIVE in terms of clause 16.1 shall be conditional upon, and shall therefore take effect only if, the Eligible Transaction itself becomes wholly unconditional and is actually carried into effect and implemented in accordance with its terms and accordingly ceases to be executory;

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16.3
any notice of termination given in terms of clause 16.1 may not be withdrawn or revoked by THE
EXECUTIVE, even before the notice takes effect in terms of clause 16.2, without the written consent of THE
COMPANY; and
16.4 if any notice of termination given by THE EXECUTIVE in terms of clause 16.1 takes effect in terms of clause 16.2, this Agreement shall terminate on the Closing Date of the Eligible Transaction.
17.
ELIGIBLE TERMINATION
This Agreement shall be regarded as having been terminated pursuant to an Eligible Termination if THE
EXECUTIVE exercises his right in terms of clause 16 to terminate this Agreement as an employee of THE
COMPANY, as a result of the occurrence of an Eligible Transaction, and the termination duly takes effect as contemplated in clause 16.
18.
BENEFITS PAYABLE FOR AN ELIGIBLE TERMINATION
18.1 If this Agreement is terminated pursuant to an Eligible Termination, THE EXECUTIVE shall, subject to compliance with the relevant company laws, be entitled to receive payment from THE COMPANY as a termination benefit and amount equal to:-
TS X TE
12
Where:
TS = means the portion left over from the 2 (two) year contract; and
TE = means the Remuneration Package as set out in clause 4.1.
18.2 The total amount which becomes payable to THE EXECUTIVE in terms of clause 18.1 shall accrue to him on the date that employment terminates, and shall be payable to him within 30 (thirty) days after the amount has been determined by the Auditors in accordance with clause 18.3.
18.3 The total amount and all the separate amounts making up that total amount, payable to THE EXECUTIVE in terms of clause 18.1, including any pro rata adjustments made, shall be determined by the Auditors as soon as possible after the date of termination, and their certificate as to each of those amounts shall, in the absence of manifest or clerical error, be final and binding on all the Parties.

A
GREEMENT
:-
JWC SAYERS
P
AGE
16
OF
18

19.
THE RIGHT OF THE COMPANY TO ASSIGN THIS AGREEMENT
19.1 THE COMPANY shall be entitled, without the consent of THE EXECUTIVE, to assign all its rights and all its obligations under this Agreement to any company which, at the time of the assignment, is a member of the
Group.
19.2
For the avoidance of any doubt it is expressly recorded that the provisions of clause 19.1 shall apply mutatis mutandis to any succeeding assignee of this Agreement.
20.
DIRECTORSHIPS
20.1
Should this Agreement terminate in terms of any of the provisions thereof, THE EXECUTIVE shall resign his directorship within 2 (two) days of the termination of this Agreement unless the Board agrees in writing to THE EXECUTIVE continuing to act as a director.
20.2
Nothing contained in this Agreement shall be construed as according THE EXECUTIVE any entitlement to compensation for loss of office as director of THE COMPANY or any company within the Group.
21.
GENERAL
21.1 This document contains the entire agreement between the Parties in regard to its subject matter.
21.2
No party shall have any claim or right of action arising from any undertaking, representation or warranty not included in this Agreement.
21.3
No failure by a party to enforce any provision of this Agreement shall constitute a waiver of such provision or affect in any way a party's right to require performance of any such provision at any time in the future, nor shall the waiver of any subsequent breach nullify the effectiveness of the provision itself.
21.4
No agreement to vary, add to or cancel this Agreement shall be of any force or effect unless reduced to writing and signed by or on behalf of the Parties to this Agreement.
21.5
Save as permitted in terms of clause 19, no party may cede any of its rights or delegate any of its obligations under this Agreement.
21.6
If any of the clauses of this Agreement are found to be unenforceable, contra bona mores or void, that clause shall be deemed to be severable from this Agreement. The enforceability of the remainder of the Agreement shall be unaffected by the exclusion of such clause.
22.
STATUS OF THIS AGREEMENT
If there is any conflict between the provisions of this Agreement and those of the Restraint Agreement, then the provisions of this Agreement shall prevail.

A
GREEMENT
:-
JWC SAYERS
P
AGE
17
OF
18

23.
DOMICILIUM CITANDI ET EXECUTANDI
23.1
The parties choose as their domicilium citandi et executandi for all purposes under this agreement the following addresses:-
THE COMPANY:-
THE EXECUTIVE:-
DRDGOLD Limited
Mr John William Cornelius Sayers
DRD Building
18 Nel Street
45 Empire Road
Randpark Ridge
Parktown
Johannesburg
23.2 THE EXECUTIVE is obliged to advise THE COMPANY of his/her address upon commencement of employment and again within 7 (seven) days of any change of address.
23.3 Each of the parties shall be entitled from time to time, by written notice to the other, to vary its domicilium to any other address which is not a post office box or poste restante.
23.4 Any notice or communication required or permitted to be given by either party to the other in terms of this
Agreement shall be valid and effective only if in writing.
23.5 A written notice or communication actually received by either party from the other shall be valid and effective notwithstanding that it was not sent to or delivered at the chosen domicilium address.
23.6 Any communication or notice required to be given or made under this Agreement between the parties shall be deemed to have been received by the intended addressee:
23.6.1 on the day of delivery if delivered by hand, facsimile, telex or telegram; or
23.6.2 on the tenth day after posting, if mailed by prepaid registered post.

A
GREEMENT
:-
JWC SAYERS
P
AGE
18
OF
18

THUS DONE AND SIGNED AT
ON THE
26
DAY OF October 2005
2005.
For:- DRDGOLD LIMITED
S
IGNATORY
:-
/s/ M Wellesley-Wood
Mark Wellesley-Wood
C
APACITY
:-
Chief Executive Officer
A
UTHORITY
:-
THUS DONE AND SIGNED AT
ON THE
27
DAY OF October
2005.
/s/ JWC Sayers
JOHN WILLIAM CORNELIUS SAYERS

CHERYL ROOS
10 AUGUST 2005